UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67441/ July 16, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14882

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In the Matter of

	:	
QPC LASERS, INC.,	:	
STRATCOMM MEDIA, LTD.,	:	ORDER MAKING FINDINGS
SWEET SUCCESS ENTERPRISES, INC.,	:	AND REVOKING
TRINSIC, INC.,	:	REGISTRATIONS BY
VERIDICOM INTERNATIONAL, INC.,	:	DEFAULT
WINDSWEPT ENVIRONMENTAL	:	
GROUP, INC., and	:	
WYNDSTORM CORP.	:	

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The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on May 16, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that QPC Lasers, Inc. (QPC Lasers), Stratcomm Media, Ltd. (Stratcomm Media), Sweet Success Enterprises, Inc. (Sweet Success), Trinsic, Inc. (Trinsic), Veridicom International, Inc. (Veridicom), Windswept Environmental Group, Inc. (Windswept), and Wyndstorm Corp. (Wyndstorm) (collectively, Respondents) have repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

The Office of the Secretary and the Division of Enforcement have provided evidence that all Respondents were served with the OIP by May 18, 2012. To date, no Respondent has filed an Answer, which was due within ten days after service of the OIP. See OIP at 4; 17 C.F.R. § 201.220(b). On June 1, 2012, each Respondent was ordered to show cause by June 14, 2012, why the proceeding should not be determined against it. To date, no Respondent has shown cause.

Each Respondent is in default because it failed to file an Answer and has not otherwise defended the proceeding. See 17 C.F.R. §§ 201.155(a)(2), .220(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations of the OIP to be true.

QPC Lasers (CIK No. 1310753) is a revoked Nevada corporation located in Cedarhurst, New York, with a class of securities registered with the Commission pursuant to Exchange Act

Section 12(g). QPC Lasers is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of over $13.7 million for the prior six months. As of May 8, 2012, the company's stock (symbol "QPCI") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group, Inc. (OTC Link), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Stratcomm Media (CIK No. 1002224) is a Yukon corporation located in Winter Park, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Stratcomm Media is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10 registration statement with the Commission on March 9, 2000, which reported a net loss of over $3.5 million for the nine-month period ended December 31, 1999. As of May 8, 2012, the company's stock (symbol "SMMT") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Sweet Success (CIK No. 1338067) is a revoked Nevada corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Sweet Success is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2007, which reported a net loss of over $4.2 million for the prior nine months. As of May 8, 2012, the company's stock (symbol "SWTS") was quoted on OTC Link, had nine market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Trinsic (CIK No. 1096509) is a forfeited Delaware corporation located in Tampa, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Trinsic is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2006, which reported a net loss of over $7.8 million for the prior nine months. On February 7, 2007, Trinsic filed a voluntary Chapter 7 petition with the United States Bankruptcy Court for the Southern District of Alabama, and the case was still pending as of May 8, 2012. As of May 8, 2012, the company's stock (symbol "TNSIQ") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Veridicom (CIK No. 710217) is a void Delaware corporation located in Verona, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Veridicom is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2006, which reported a net loss of over $6.9 million for the prior nine months. As of May 8, 2012, the company's stock (symbol "VRDI") was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Windswept (CIK No. 814915) is a void Delaware corporation located in Holtsville, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Windswept is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2008, which reported a net loss of more than $4.2 million for the prior nine months. On November 22, 1999, the Commission entered an order against Windswept to cease and desist committing violations of the Exchange Act, including Section 13(a). As of May 8, 2012, the company's stock (symbol "WEGI") was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Wyndstorm (CIK No. 833203) is a defaulted Nevada corporation located in the District of Columbia with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Wyndstorm is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 2008, which reported a net loss of over $1.8 million for the prior nine months. On October 7, 2011, Wyndstorm filed a Chapter 7 bankruptcy petition in the U.S. Bankruptcy Court for the District of Columbia, and as of May 8, 2012, the case was still pending. As of May 8, 2012, the company's stock (symbol "WYNDQ") was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, each Respondent has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of each Respondent.

ORDER

It is ORDERED, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of QPC Lasers, Inc., Stratcomm Media, Ltd., Sweet Success Enterprises, Inc., Trinsic, Inc., Veridicom International, Inc., Windswept Environmental Group, Inc., and Wyndstorm Corp. is revoked.

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Cameron Elliot
Administrative Law Judge